Wealth Enhancement Brokerage Services, LLC

Financial Statement

(Public Document)

December 31, 2025

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SEC FILE NUMBER
8-66305

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Wealth Enhancement Brokerage Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

505 N Highway 169, Suite 900
(No. and Street)

Plymouth	MN	55441
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jason Bartylla	(612) 839 6315	jbartylla@wealthenhancement.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BDO USA, P.C
(Name – if individual, state last, first, and middle name)

800 Nicollet Mall, Suite 600	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

10/08/2003	243
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kelly Windorski _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Wealth Enhancement Brokerage Services, LLC _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KYRA J ROSENWINKEL
Notary Public
State of Minnesota
My Commission Expires
January 31, 2027

Signature: _____

Title: _____
Chief Manager

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Wealth Enhancement Brokerage Services, LLC
Table of Contents
December 31, 2025

BDO

Tel: 414-272-5900
Fax: 414-272-1090
www.bdo.com

Two Plaza East
330 East Kilbourn Avenue, Suite 750
Milwaukee, WI 53202

Report of Independent Registered Public Accounting Firm

Board of Governors and Members
Wealth Enhancement Brokerage Services, LLC

Opinion on Financial Statement

We have audited the accompanying statement of financial condition of Wealth Enhancement Brokerage Services, LLC (the "Broker-Dealer") as of December 31, 2025, and the related notes (collectively referred to as the " financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Broker-Dealer at December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, P.C.

We have served as the Broker-Dealer's auditor since 2013.

Minneapolis, Minnesota

March 30, 2026

Wealth Enhancement Brokerage Services, LLC
Statement of Financial Condition
December 31, 2025

Assets

Cash	$	10,661,944
Restricted Cash		250,000
Receivables from broker		5,291,634
Prepaid expenses		602,224
Total assets	$	16,805,802

Liabilities and Member's Equity

Liabilities:		
Other accrued expenses	$	838,760
Payable to affiliates		3,872,732
Total liabilities	$	4,711,492
Commitments and contingencies (see Note 5)		
Member's equity:		
Additional paid-in capital		10,435,000
Retained earnings		1,659,310
Total member's equity		12,094,310
Total liabilities and member's equity	$	16,805,802

See accompanying notes to the financial statements.

3

1. Nature of Business and Significant Accounting Policies

Nature of Business

Wealth Enhancement Brokerage Services, LLC (the "Company") is a privately held Minnesota limited liability company operating as a registered securities broker-dealer with the U.S. Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. The Company is a wholly owned subsidiary of Wealth Enhancement Group, LLC (the "Parent"), which is ultimately owned by WEG Consolidated, LLC ("WEG Consolidated"). The Parent has agreed to contribute capital, as needed, to fund the operations of the Company. During the period January 1, 2025 through June 30, 2025, the Company had a brokerage services agreement with Linsco/Private Ledger Corp. (also known as LPL Financial) whereby LPL Financial is the Company's Clearing Broker, the Company's advisors act as LPL Financial registered representatives and the Company did not receive customer funds. Wealth Enhancement Brokerage Services, LLC ended its agreement with LPL June 30, 2025.

Change to introducing broker dealer and move from LPL to NFS

In October of 2024, LPL Financial Holdings, Inc. ("LPL") provided notification to the Parent, that it intended to terminate their business relationship for strategic planning reasons. This separation included an agreed upon expected transition of approximately $12 billion of client assets then custodied at LPL to other custodial and broker/dealer partners. The transitioning assets consisted of both broker-dealer accounts/assets serviced by the Company and investment advisory accounts held by clients of, and advised by, Wealth Enhancement Advisory Services ("WEAS"), the Company's affiliated Registered Investment Advisor and also a subsidiary of the Parent. Revenue generated from the transitioning assets from January 1, 2025 through June 30, 2025 was approximately 47% attributable to the Company and 53% attributable to WEAS. As part of this separation, a project at the Parent was initiated, internally referred to as "Project Daybreak" ("Daybreak"), to plan for and ultimately execute this transition which would benefit the Parent and all its affiliated entities and their clients.

In anticipation of Daybreak related expenses ultimately being borne by the Company, the Parent made a capital contribution in the amount of $10,000,000 in September 2025.

Since July 1, 2025, the Company operated as an introducing broker dealer. Licensed representatives are employed by the Parent through a shared services agreement and are registered with the Company to provide brokerage services to the Company's clients. As of July 1, 2025, the Company entered into a clearing agreement with National Financial Services LLC (NFS).

Basis of Preparation

The financial statements have been prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Concentration of Major Customer Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of receivables from its clearing broker, NFS, as well as its third party carriers.

Cash Deposits in Excess of Federally Insured Limits

The Company often maintains cash balances at financial institutions in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limits. Management believes the financial risk to be minimal. At December 31, 2025, the Company had deposits in excess of federally insured amounts totaling $10,411,944.

Receivables from Broker

Receivables from broker arise when the Company has an unconditional right to receive payment under contract with NFS and are derecognized when the cash is received. Commissions receivable from contracts of $3,891,634 as of December 31, 2025, are reported in receivable from broker on the Statement of Financial Condition. There is also an additional one-time credit outlined in the NFS contract of $1,400,000 resulting in a total balance of $5,291,634 as of December 31, 2025.

The Company evaluates the collectability of its receivables based on a combination of factors using the current expected credit loss ("CECL") framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. As of December 31, 2025, no allowance for uncollectable accounts has been reflected on the accompanying statement of financial condition. If circumstances change, the Company's estimates of collectability could be reduced by a material amount.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, providing investment advisory services. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment.

Recently Adopted Accounting Pronouncements

On January 1, 2025, the Company adopted Accounting Standards Update ("ASU") 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This ASU enhances the disclosure requirements related to tax rate reconciliations and income taxes paid. The ASU did not have a material effect on the Company's Statement of Financial Condition or the Statement of Income.

Estimates

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financials. Actual results could differ from those estimates.

2. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to regulatory net capital, both as defined under such provisions, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company has at all times maintained its net capital above the SEC's required level during the year ended December 31, 2025. At December 31, 2025, the Company's net capital of $7,534,009 was $7,219,909 in excess of its required net capital of $314,100. The Company's ratio of aggregate indebtedness to net capital was 0.63 to 1 at December 31, 2025.

3. Related-Party Transactions

Parent

The Company and its Parent have a cost sharing agreement for certain shared expenses. Under the agreement, the Parent incurs services and costs and allocates to the Company its applicable share of these costs.

At December 31, 2025, $3,580,861 was payable by the Company to the Parent related to these expenses and is reflected as a payable to affiliates on the Company's accompanying statement of financial condition.

Affiliate

From time to time, the Company incurs direct expenses on behalf of an affiliated entity, Wealth Enhancement Advisory Services, LLC ("WEAS"). These transactions are recorded as payables and receivables and are settled periodically. At December 31, 2025, $291,871 was payable to WEAS and was included with Payable to Affiliate in the accompanying statement of financial condition.

4. Commitments and Contingencies

In the normal course of business, the Company may be involved in legal, regulatory and arbitration proceedings, including class actions, primarily concerning matters arising in connection with the conduct of its broker-dealer activities. These include proceedings specific to the Company, as well as proceedings generally applicable to business practices in the industries in which it operates. Uncertain economic conditions, heightened and sustained volatility in the financial markets, and significant reform legislation may increase the likelihood that clients and other persons or regulators

may present or threaten legal claims or the regulators may increase the scope or frequency of examinations of the Company or the financial services industry in general. As of December 31, 2025, there were no known legal proceedings.

5.   **Subsequent Events**

The Company has evaluated subsequent events through March 30, 2026, which is the date the financial statements were available to be issued. Management has determined that there are no material events that would require adjustments to, or disclosures in the Company's financial statements.